Exhibit 99.2

This Notice does not constitute an offer to buy or a solicitation of an offer to sell Existing Notes or New Notes (each as defined herein) in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer or solicitation under applicable securities laws or otherwise. The Existing Notes and New Notes have not been and will not be registered under the United States Securities Act of 1933 as amended (the “Securities Act”), or with any securities regulatory authority of any state or other jurisdiction in the United States and the Existing Notes and New Notes may not be offered, sold, pledged or otherwise transferred in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state and local securities laws. The distribution of this Notice and the Exchange Offer and Consent Solicitation Memorandum in certain jurisdictions may be restricted by law.

28 November 2011

EXCHANGE OFFER AND CONSENT SOLICITATION

Global Yatırım Holding Anonim Şirketi (the New Notes Issuer) announces that it has commenced an Exchange Offer (the Exchange Offer) and Consent Solicitation (the Consent Solicitation and, together with the Exchange Offer, the Offer) for any and all of the U.S.$100,000,000 9.25 per cent. Loan Participation Notes due 2012 (the Existing Notes ) issued by Deutsche Bank Luxembourg S.A. (the Existing Notes Issuer) for U.S. dollar-denominated Fixed Rate Notes due 2017 (the New Notes) to be issued directly by the New Notes Issuer.

Capitalised terms used but not defined herein shall have the meanings given to them in the Exchange Offer and Consent Solicitation Memorandum.

	Nominal	Early				Consent
	amount	Participation	Expiration	Noteholder	Exchange	Solicitation
Existing Notes	outstanding1	Deadline2	Deadline	Meeting	Ratio (%)	Fee (%)3
U.S. dollar-denominated 9.25 per cent. Loan Participation Notes due 2012 issued by Deutsche Bank Luxembourg S.A. (ISIN: XS0312972903)	U.S. $100,000,000	7 December 2011	16 December 2011	20 December 2011	102.00	1.00

1 As at the date of the Exchange Offer and Consent Solicitation Memorandum, U.S.$26,860,300 in nominal amount of the Existing Notes are held by the New Notes Issuer and its Affiliates. The New Notes Issuer may participate in the Exchange Offer in respect of Existing Notes held by it or its Affiliates but such Existing Notes will not be considered outstanding for the purposes of determining whether a quorum is present at the Noteholder Meeting, and will not be voted in respect of the Extraordinary Resolution. The New Notes Issuer may sell its Existing Notes in whole or in part at any time during the Offer Period to one or more parties not connected to the New Notes Issuer or its affiliates. An announcement of any such sale will be published in accordance with the terms of the Offer.

2 The Early Participation Deadline is relevant to payment of the Consent Solicitation Fee. For the avoidance of doubt, the Exchange Ratio shall remain 102.00 per cent. whether Noteholders participate before or after the Early Participation Deadline.

3 The Consent Solicitation Fee will only be payable in the circumstances described in the Exchange Offer and Consent Solicitation Memorandum.

New Notes	Issue price (%)	Coupon	Maturity
U.S. dollar-denominated Fixed Rate Notes due 2017 to be issued by Global Yatırım Holding Anonim Şirketi	100.00	Fixed rate payable semi annually, to be published on 5 December 2011 and being not less than 11.00 per cent. per annum.	Expected to be 30, June 2017

In conjunction with the Exchange Offer, the holders of the Existing Notes are being invited to consent to certain modifications to the terms of their Existing Notes pursuant to the Consent Solicitation.

The full terms and conditions of the Offer are set out in an Exchange Offer and Consent Solicitation Memorandum dated 28 November 2011, which is available to eligible Noteholders from Lucid Issuer Services Limited at the details set out below.

Purpose of the Offer

The purpose of the Offer is to lengthen the New Note Issuer’s debt maturity profile. Simultaneous to the Offer, the New Notes Issuer intends to solicit interest in raising additional funding by issuing Additional New Notes in which the net proceeds will be used for general corporate purposes.

Exchange Offer

The New Notes Issuer invites all Noteholders (subject to certain offer restrictions set out in “Offer Restrictions” at the end of this notice) to offer to exchange any or all of the Existing Notes, which are outstanding, for New Notes. The Exchange Offer is being made upon the terms and subject to the conditions set out in the Exchange Offer and Consent Solicitation Memorandum.

Noteholders who validly offer their Existing Notes for exchange on or prior to the Expiration Deadline will, if the New Notes Issuer accepts such offer to exchange, be eligible to receive an aggregate nominal amount of New Notes equal to the product of (a) the aggregate nominal amount of the Existing Notes validly offered for exchange and accepted and (b) the Exchange Ratio, rounded down (if necessary) to the nearest integral multiple of U.S.$1,000.

Consent Solicitation

Concurrently with the Exchange Offer, the New Notes Issuer is soliciting Consents from Noteholders by inviting them to vote on the Extraordinary Resolution at the Noteholder Meeting to approve the amendments to the terms of the Existing Notes.

The Proposed Amendments will, if approved and implemented, be made by way of amendment to the Existing Notes Trust Deed and the corresponding Conditions and will add a provision in the Conditions allowing optional redemption (the Call Option) by the Existing Notes Issuer of the Existing Notes not otherwise exchanged pursuant to the Exchange Offer, in whole but not in part, on not less than one day’s nor more than 60 days’ notice, in exchange for a consideration comprising (i) New Notes, provided that if the nominal amount of New Notes to be delivered to any given Noteholder as consideration would be less than U.S.$150,000, the New Notes Issuer shall pay such Noteholder, in lieu of such New Notes an amount in cash (the Cash Alternative Redemption Amount) equal to the nominal amount of New Notes and any Cash Rounding Amount it would have been eligible to receive in the absence of the U.S.$150,000 minimum threshold referred to above, and (ii) interest accrued and unpaid on such Existing Notes from (and including) the interest payment date immediately preceding the date of redemption (the Redemption Date) to (but excluding) the Redemption Date.

The offer by Noteholders to exchange Existing Notes in the Exchange Offer will also be deemed to constitute delivery of instructions appointing the Exchange and Tabulation Agent or its nominee as proxy to attend, and to cast the votes corresponding to such Noteholders’ Existing Notes in favour of the Extraordinary Resolution at the Noteholder Meeting.

A fee of 1.00 per cent. (the Consent Solicitation Fee) will be payable in certain circumstances in connection with the Consent Solicitation. Noteholders validly offering their Existing Notes for exchange in the Exchange Offer on or prior to the Early Participation Deadline will be eligible to receive the Consent Solicitation Fee in respect of the Existing Notes offered for exchange and accepted (whether or not the Extraordinary Resolution is passed and/or the Proposed Amendments implemented).

Noteholders who do not offer to exchange their Existing Notes in the Exchange Offer are invited to separately consider the Extraordinary Resolution and to provide voting instructions (the Voting Instructions) in connection with the Extraordinary Resolution in accordance with the procedures set out herein. Provided the Extraordinary Resolution is passed and the Proposed Amendments are implemented, those Noteholders who do not participate in the Exchange Offer but who, prior to the Early Participation Deadline, submit (and do not subsequently withdraw) Voting Instructions appointing the Exchange and Tabulation Agent or its nominee as proxy to attend, and to cast the votes corresponding to such Noteholders’ Existing Notes in favour of the Extraordinary Resolution at, the Noteholders Meeting, which, for the avoidance of doubt, includes those Noteholders that offer to exchange a nominal amount of Existing Notes that is less than the Minimum Offer Amount, will be eligible to receive the Consent Solicitation Fee in respect of its Existing Notes which are the subject of such Voting Instructions. To be eligible to receive the Consent Solicitation Fee in such circumstances, such Noteholders must appoint the Exchange and Tabulation Agent or its nominee as proxy to attend the Noteholder Meeting and vote in favour of the Extraordinary Resolution; appointing a different proxy or attending the Noteholder Meeting in person will not render a Noteholder eligible to receive the Consent Solicitation Fee even if voting in favour.

Expected Timetable

The times and dates below are indicative only and assume that none of the Noteholder Meetings are adjourned. The Early Participation Deadline, Expiration Deadline and Settlement Date are subject to change under the terms of the Offer. Accordingly, the actual timetable may differ significantly from the expected timetable set out below.

Events	Dates:	London time:
Commencement of the Offer Period
Offer announced and notice of the Offer submitted to the Clearing Systems and published on a Notifying News Service and the website of the Luxembourg stock exchange, www.bourse.lu. Notice to Noteholders given convening the Noteholder Meeting. Exchange Offer and Consent Solicitation Memorandum available from the Exchange and Tabulation Agent.
28 November 2011
Final New Notes Coupon Announcement Date Date on which the coupon in respect of the New Notes is announced.	5 December 2011	09.00 hours

Early Participation Deadline
Last time at which Noteholders participating in the Offer will be eligible for the Consent Solicitation Fee in the circumstances in which it is payable as described herein.
	7 December 2011	16.00 hours

Announcement of preliminary transaction results as of the Early Participation Deadline
Announcement of the aggregate nominal amount of Existing Notes validly offered for exchange as at the Early Participation Deadline.
	8 December 2011	16.00 hours
Voting Instruction Deadline Deadline for receipt of Voting Instructions for the Noteholder Meeting.	16 December 2011	16.00 hours
Expiration Deadline Deadline for receipt of all Electronic Instruction Notices for the purposes of the Exchange Offer.	16 December 2011	16.00 hours
Noteholder Meeting Meeting of Noteholders to vote on the Extraordinary Resolution.	20 December 2011	16.00 hours

Notice of Results
Announcement of the results of the Exchange Offer and the Consent Solicitation, including (i) the aggregate nominal amount of Existing Notes validly offered for exchange in the Exchange Offer, (ii) the nominal amount of such Existing Notes (if any) which the New Notes Issuer will (subject to satisfaction of the CMB Registration Condition) accept for exchange, (iii) the aggregate nominal amount of New Notes expected (subject to satisfaction of the CMB Registration Condition) to be issued pursuant to the Exchange Offer, (iv) whether the Extraordinary Resolution was passed and, if so, an estimate of the aggregate nominal amount of New Notes expected (subject to satisfaction of the CMB Registration Condition) to be issued pursuant to the exercise of the Call Option (the final amount being dependent on the number of Noteholders who are ultimately eligible only to receive the Cash Alternative Redemption Amount).
21 December 2011
CMB Registration Condition Announcement Announcement of whether the CMB Registration Condition has been satisfied (expected to occur no later than 30 December 2011).	Not later than 30 December 2011

Settlement Date
Settlement Date for the Exchange Offer, including delivery of New Notes, in exchange for Existing Notes, and payment of any Accrued Interest, Cash Rounding Amounts and/or Consent Solicitation Fee, as applicable.

If the Extraordinary Resolution is passed and the CMB Registration Condition has been satisfied, the Existing Notes Issuer intends to exercise the Call Option such that the Redemption Date falls on the Settlement Date.

If any Additional New Notes are to be issued pursuant to the separate private offering, such Additional New Notes may also be issued on the Settlement Date.
30 December 2011

Noteholders are advised to check with the securities broker, dealer, bank, custodian, trust company or other nominee through which they hold their Existing Notes whether such Intermediary applies earlier deadlines for any of the events specified above, and then to allow additional time to meet such deadlines. Certain of the above dates are subject to earlier deadlines that may be set by a relevant Intermediary.

NEW NOTES ISSUER	EXISTING NOTES ISSUER
Global Yatırım Holding Anonim Şirketi Rihtim Caddesi No.57 Karaköy 34425 Istanbul, Turkey	Deutsche Bank Luxembourg S.A. International Loans and Agency Services 2, Boulevard Konrad Adenauer Luxembourg L-1115

Requests for information in relation to the terms of the Offer should be directed to:

THE DEALER MANAGER

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

For information by telephone: +44 (0)20 7567 0525
Attention: Liability Management Group
Email: OL-Liability-Management@ubs.com

Requests for information in relation to the procedures for participating in the Offer should be directed to:

THE EXCHANGE AND TABULATION AGENT

Lucid Issuer Services Limited
Leroy House
436 Essex Road
London N1 3QP

For information by telephone: +44 (0) 20 7704 0880
Attention: Sunjeeve Patel / Paul Kamminga
Email: global@lucid-is.com

Offer Restrictions:

The Exchange Offer and Consent Solicitation Memorandum does not constitute an offer or an invitation to participate in the Offer in any jurisdiction in or from which, or to any person to whom, it is unlawful to make such offer or invitation under applicable laws. The distribution of the Exchange Offer and Consent Solicitation Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession the Exchange Offer and Consent Solicitation Memorandum comes are required by each of the Existing Notes Issuer, the New Notes Issuer, the Dealer Manager and the Exchange and Tabulation Agent to inform themselves about, and to observe, any such restrictions.

No action has been or will be taken in any jurisdiction by the Existing Notes Issuer, the New Notes Issuer, the Dealer Manager or the Exchange and Tabulation Agent that would constitute a public offering of the Existing Notes or the New Notes.

United States

The New Notes Issuer is offering and selling the New Notes to Noteholders in the United States pursuant to an exemption from the registration requirements of the Securities Act provided by Rule 802 and, accordingly, the offer of the New Notes has not been and will not be registered with the SEC or pursuant to state securities law, or the securities laws of any other jurisdiction in the United States.

See Transfer Restrictions in the Offering Memorandum.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each of the Existing Notes Issuer, the New Notes Issuer, the Dealer Manager and the Exchange and Tabulation Agent has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of New Notes which are the subject of the offering contemplated by the Exchange Offer and Consent Solicitation Memorandum to the public in that Relevant Member State other than:

(a)	at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)
at any time to fewer than 100 or, if the relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

(c)
at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of New Notes shall require the Existing Notes Issuer, the New Notes Issuer, or the Dealer Manager to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of the provision, the expression of an offer of New Notes to the public in relation to any New Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the Offer and the New Notes to be offered so as to enable an investor to decide to purchase or subscribe for the New Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression 2010 PD Amending Directive means Directive 2010/73/EU.

Republic of Italy

None of the Offer, the Exchange Offer and Consent Solicitation Memorandum or any other documents or materials relating to the Offer have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (CONSOB), pursuant to applicable Italian laws and regulations.

The Exchange Offer is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the Financial Services Act) and article 35-bis, paragraph 3 of CONSOB Regulation No. 11971 of 14 May 1999, as amended (the Issuers’ Regulation), as the case may be.

Accordingly, a Noteholder located in Italy can participate in the Exchange Offer only if it is a qualified investor (investitori qualificati), as defined pursuant to Article 100, paragraph 1, letter (a) of the Financial Services Act and Article 34-ter, paragraph 1, letter (b) of the Issuers’ Regulation (an Eligible Italian Investor). Noteholders located in Italy that do not qualify as Eligible Italian Investors may not participate in the Exchange Offer and neither the Exchange Offer and Consent Solicitation Memorandum nor any other documents or materials relating to the Exchange Offer may be distributed or otherwise made available to them.

Eligible Italian Investors can offer to exchange Existing Notes, through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

For the avoidance of doubt, the foregoing restrictions do not prohibit an Italian investor who is not an Eligible Italian Investor from exercising its rights under the Existing Notes to participate in the Consent Solicitation.

Turkey

The Exchange Offer and the offering of Additional New Notes will be registered with the CMB only for the purpose of the exchange of Existing Notes for New Notes and the sale of the Additional New Notes outside Turkey in accordance with Article 15/b of Decree 32 on the Protection of the Value of the Turkish Currency (as issued in August 1989 and subsequently amended on various occasions, most recently in November 2011, Decree 32), and Articles 6 and 25 of Communiqué´ Serial No: II No 22 on the Principles on the Registration and Sale of Debt Instruments (Communiqué) and, accordingly, the Notes (or beneficial interests therein) will neither be offered or sold to Turkish residents nor will they be offered or sold within Turkey under current capital markets regulations. Pursuant to Article 15/d/ii of Decree 32, Turkish residents are permitted to purchase or to sell the Notes (or beneficial interests) through banks and intermediary institutions authorised pursuant to capital markets legislation and to transfer their purchasing proceeds abroad through banks.

United Kingdom

The Exchange Offer and Consent Solicitation Memorandum may only be communicated to persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000 does not apply. Accordingly, the Exchange Offer and Consent Solicitation Memorandum is only for circulation to persons in the United Kingdom falling within Article 43(2) or within Article 49(2)(a) to (d) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) or falling within the definition of Investment Professionals (as defined in Article 19(5) of the Order), or other persons to whom it may lawfully be communicated in accordance with the Order.

The Exchange Offer and Consent Solicitation Memorandum is only available in the United Kingdom to such persons and the Exchange Offer contemplated herein will be available only to, and may be engaged in only with, such persons, and such financial promotion must not be relied or acted upon by persons in the United Kingdom unless they fall under the above categories.

Each of the Existing Notes Issuer, New Notes Issuer, the Dealer Manager and the Exchange and Tabulation Agent has represented and agreed that:

(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the New Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Existing Notes Issuer or the New Notes Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the New Notes in, from or otherwise involving the United Kingdom.

Canada, Australia and Japan

The Exchange Offer is not being made directly or indirectly in Canada, Australia or Japan and in such circumstances it will not be capable of acceptance from Canada, Australia or Japan.

Accordingly, neither the Exchange Offer and Consent Solicitation Memorandum nor any material relating to the Exchange Offer may be distributed to Canada, Australia or Japan.

For the avoidance of doubt, the foregoing restrictions do not prohibit an investor in Canada, Australia or Japan from exercising its rights under the Existing Notes to participate in the Consent Solicitation.

General

The Offer does not constitute an offer to buy or the solicitation of an offer to sell the Existing Notes and/or the New Notes in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Offer to be made by a licensed broker or dealer and the Dealer Manager or any of its affiliates are so licensed, the Offer shall be deemed to be made on behalf of the New Notes Issuer by the Dealer Manager or such affiliate in such jurisdiction.